NEWS RELEASE
SANGOMA EXCEEDS FY25 DEBT REDUCTION TARGETS AHEAD OF PLAN AND LAUNCHES NORMAL COURSE ISSUER BID
Sangoma Achieves Key Financial Milestone as part of its Capital Allocation Strategy and Initiates Normal Course Issuer Bid to Enhance Shareholder Value

MARKHAM, ONTARIO, March 25, 2025 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted industry leader uniquely offering businesses a choice of on-premises, cloud-based, or hybrid Communications as a Service solutions, announced today that following the accelerated achievement of its previously announced debt reduction targets under its capital allocation strategy, the Company is launching a Normal Course Issuer Bid (the “NCIB”) with respect to its common shares (the “Shares”).

On March 24, 2025, the Company issued an irrevocable notice for an additional $2.9 million debt repayment under its credit facility, bringing the total repayments for the third quarter to approximately $7.3 million. This includes the full repayment of the Company’s Term Loan 1, reducing total debt to approximately $53 million at the end of Q3. With this milestone, Sangoma has surpassed its previously announced Fiscal 2025 capital allocation target of reducing debt to $55-$60 million well ahead of schedule.

Capitalizing on the consistent operating cash flow generated by the business, Sangoma remains committed to strengthening its balance sheet to support future acquisitions, drive long-term profitable growth, and allocate capital efficiently. With the successful acceleration of our debt reduction strategy, we are now in a strong position to continue to return value to shareholders. The Company believes that the current market price of our shares presents an attractive opportunity given the company’s strong fundamentals and long-term growth potential. As such, the Board has authorized the Company to proceed with a NCIB as a prudent and strategic use of capital. This buyback program reflects our confidence in the Company’s future while ensuring we maintain the financial flexibility to continue accelerating the Company’s strategic alternatives as disclosed in its last earnings release. The timing and amount of repurchases will depend on factors such as valuation, liquidity, and potential acquisitions.

The Toronto Stock Exchange (the “TSX”) has accepted a notice filed by the Company of its intention to make a NCIB. The notice provides that Sangoma may, during the 12-month period commencing March 27, 2025 and ending no later than March 26, 2026, purchase up to 1,679,720 Shares, representing approximately 5% of the total number of 33,594,409 Shares outstanding as of March 17, 2025. The NCIB will be made through the facilities of the TSX, the NASDAQ Global Select Market or alternative Canadian trading systems. Shares will be acquired under the NCIB at the market price and will be purchased for cancellation.

The average daily trading volume of the Shares on the TSX (the “ADTV”) for the most recently completed six calendar months is 37,718. Pursuant to TSX policies, daily purchases under the NCIB will be limited to 9,429 Shares, representing 25% of the ADTV, subject to the Company’s ability to make one block purchase of the Shares per calendar week that exceeds such limit. The Company will fund purchases of Shares under the NCIB through surplus cash available from its operations.

Sangoma has entered into an automatic share purchase plan with a designated broker to allow for the purchase of Shares under the NCIB at times when the Company would ordinarily not be permitted to purchase Shares due to self-imposed blackout periods, insider trading rules or otherwise.

About Sangoma Technologies Corporation
Sangoma (TSX: STC; Nasdaq: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to the Company’s Normal Course Issuer Bid (“NCIB”), expectations regarding the number of shares to be repurchased, the timing and execution of purchases under the NCIB, and the anticipated impact of the NCIB on shareholder value, the Company’s financial position, and capital allocation strategy, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", “believe”, "expect", "will", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, risks and uncertainties associated with changes in exchange rate between the Canadian dollar and other currencies (in particular the United States’ (“US”) dollar), changes in technology, changes in the business climate, changes to macroeconomic conditions, including (i) inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions, including any increases in interest rates, and (ii) the effects of adverse developments at financial institutions, including bank failures, that impact general sentiment regarding the stability and liquidity of banks, and the resulting impact on the stability of the global financial markets at large, risks related to any pandemic or epidemic, our ability to identify and effectively remediate material weaknesses and significant deficiencies in our internal controls, our current level of indebtedness and the ability to incur additional indebtedness in the near- and long-term; changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as defined in our MD&A), impairment of goodwill and new competitive pressures, political disturbances, geopolitical instability and tensions, or terrorist attacks, and associated changes in global trade policies and economic sanctions, including, but not limited to, in connection with (x) the ongoing conflict in Ukraine (the “Russo-Ukraine War”) and (y) any impact, effect, damage, destruction and/or bodily harm directly or indirectly relating to the ongoing hostilities in the Middle East, and technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of artificial intelligence (“AI”) and the other risk factors described in our most recently filed Annual Information Form for the fiscal year ended June 30, 2024.